Exhibit 4.6
HERITAGE FINANCIAL CORPORATION
2023 OMNIBUS EQUITY PLAN
PERFORMANCE-BASED RESTRICTED STOCK UNIT
AWARD AGREEMENT
The Participant specified below is hereby granted a performance-based restricted stock unit award (the “Award”) by Heritage Financial Corporation, a Washington corporation (the “Company”), under the Heritage Financial Corporation 2023 Omnibus Equity Plan (the “Plan”). The Award shall be subject to the terms of the Plan and the terms set forth in this Restricted Stock Unit Award Agreement (“Award Agreement”).
Section 1.Award. The Company hereby grants to the Participant the Award of restricted stock units (each such unit, an “RSU”), where each RSU represents the right of the Participant to receive one Share in the future once the Restricted Period ends, subject to the terms of this Award Agreement and the Plan.
Section 2.Terms of Restricted Stock Unit Award.  The following words and phrases relating to the Award have the following meanings:
(a)The “Participant” is ______________________________.
(b)The “Grant Date” is ______________________________.
(c)The target number of “RSUs” is ____________________________.
(d)The maximum number of “RSUs” is ____________________________.
Except for words and phrases otherwise defined in this Award Agreement, any capitalized word or phrase in this Award Agreement has the meaning set forth in the Plan.
Section 3.Restricted Period.
(a)The “Restricted Period” for each installment of RSUs set forth in the table immediately below (each, an “Installment”) shall begin on the Grant Date and end as described in the schedule set forth in the table immediately below; provided that the Participant’s Termination of Service has not occurred prior thereto:

Installment	Restricted Period will end on:	Performance metrics
100% of RSUs		[Set forth on Exhibit A]
(b)Notwithstanding the foregoing provisions of this Section 3, the Restricted Period for all the RSUs shall cease immediately and such RSUs shall become fully vested, based upon target level performance, immediately upon the Participant’s Termination of Service due to the Participant’s Disability or the Participant’s death.
(c)Upon a Change in Control, the Award shall be treated in accordance with Section 4.1 of the Plan.
(d)Upon the Participant’s Termination of Service due to the Participant’s Retirement, the Award shall become provisionally vested with respect to a portion of the RSUs in proportion to the number of months lapsed following the start of the applicable performance period through the date of Retirement relative to the applicable performance period (months lapsed divided by 36). If a portion of the RSUs are provisionally vested pursuant to the immediately preceding sentence, such portion of the Award shall become vested only upon attainment of the performance measures set forth above. The portion of the RSUs that are not provisionally vested shall be forfeited as of the date of Retirement.

For purposes of this Award, the term “Retirement” shall mean the Participant’s termination of employment (other than for Cause) on or after attainment of age 65. Pursuant to Section 8.1(ee) of the Plan, if the Participant is a Director immediately prior to the date of Retirement and remains a Director following the Date of Retirement, the Participant’s Termination of Service shall not occur until the participant is no longer a Director, and if such Termination of Service occurs prior to the end of the applicable performance period, such date shall be used to determine the number of RSUs provisionally vested above.
(e)Except as set forth in Section 3(b), Section 3(c) and Section 3(d) above, (i) if the Participant’s Termination of Service occurs prior to the expiration of one or more Restricted Periods, the Participant shall forfeit all right, title, and interest in and to any Installment(s) still subject to a Restricted Period as of such Termination of Service, and (ii) any RSUs that are not vested because of the failure to attain the performance measures set forth above shall be forfeited as of the end of the applicable performance period.
Section 4.Settlement of RSUs. Delivery of Shares or other amounts under this Award Agreement and the Plan shall be subject to the following:
(a)Delivery of Shares. The Company shall deliver to the Participant one Share free and clear of any restrictions in settlement of each of the vested and unrestricted RSUs within 30 days following the end of the respective Restricted Period.
(b)Compliance with Applicable Laws.  Notwithstanding any other term of this Award Agreement or the Plan, the Company shall have no obligation to deliver any Shares or make any other distribution of benefits under this Award Agreement or the Plan unless such delivery or distribution complies with all applicable laws and the applicable rules of any securities exchange or similar entity.
(c)Certificates Not Required.  To the extent that this Award Agreement and the Plan provide for the issuance of Shares, such issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any securities exchange or similar entity.
Section 5.Withholding.  All deliveries of Shares pursuant to the Award shall be subject to withholding of all applicable taxes. The Company shall have the right to require the Participant (or if applicable, permitted assigns, heirs, and Designated Beneficiaries) to remit to the Company an amount sufficient to satisfy any tax requirements prior to the delivery date of any Shares in connection with the Award.  As permitted by the Committee from time to time, such withholding obligation may be satisfied at the election of the Participant (a) through cash payment by the Participant, (b) through the surrender of Shares that the Participant already owns, or (c) through the surrender of Shares to which the Participant is otherwise entitled under the Plan; provided, however, that except as otherwise specifically provided by the Committee, such Shares under clause (c) may not be used to satisfy more than the maximum individual statutory tax rate for each applicable tax jurisdiction, or such lesser amount established by the Company.
Section 6.Non-Transferability of Award. The Award, or any portion thereof, is not transferable except as designated by the Participant by will or by the laws of descent and distribution or pursuant to a domestic relations order. Except as provided in the immediately preceding sentence, the Award shall not be assigned, transferred, pledged, hypothecated, or otherwise disposed of by the Participant in any way whether by operation of law or otherwise, and shall not be subject to execution, attachment, or similar process.  Any attempt at assignment, transfer, pledge, hypothecation, or other disposition of the Award contrary to the provisions hereof, or the levy of any attachment or similar process upon the Award, shall be null and void and without effect.
Section 7.Dividend Equivalents. The Participant shall be entitled to receive a payment equal in value to any dividends and distributions paid with respect to the RSUs (other than dividends and distributions that may be issued with respect to Shares by virtue of any corporate transaction, to the extent adjustment is made pursuant to Section 3.4 of the Plan) during the Restricted Period (“Dividend Equivalents”); provided, however, that no Dividend Equivalents shall be payable to or for the benefit of the Participant with respect to record dates for such dividends or distributions occurring before the Grant Date or on or after the date, if any, on which the Participant has forfeited the RSUs. Dividend Equivalents shall be credited at the time the respective dividends or distributions are paid and shall be accumulated, without interest, and shall be subject to the same restrictions applicable to the underlying RSUs.
Section 8.No Shareholder Rights. The Participant shall not have any rights of a Shareholder with respect to the RSUs, including but not limited to, voting rights, prior to settlement of the RSUs pursuant to Section 4(a) above.
Section 9.Heirs and Successors.  This Award Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and any person acquiring all or substantially all of the Company’s assets or business. If any rights of the Participant or benefits distributable to the Participant under this Award Agreement have not been settled or distributed at the time of the Participant’s death, such rights shall be settled for and such benefits shall be distributed to the Designated Beneficiary in accordance with the provisions of this Award Agreement and the Plan. The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form as the Committee may require. The Participant’s designation of beneficiary may be amended or revoked by the Participant in accordance with any procedures established by the Committee. If a Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any benefits that would have been provided to the Participant shall be provided to the legal representative of the estate of the Participant. If a Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the provision of the Designated Beneficiary’s benefits under this Award Agreement, then any benefits that would have been provided to the Designated Beneficiary shall be provided to the legal representative of the estate of the Designated Beneficiary.
Section 10.Administration.  The authority to manage and control the operation and administration of this Award Agreement and the Plan shall be vested in the Committee, and the Committee shall have all powers with respect to this Award Agreement as it has with respect to the Plan. Any interpretation of this Award Agreement or the Plan by the Committee and any decision made by the Committee with respect to this Award Agreement or the Plan shall be final and binding on all persons.
Section 11.Plan Governs. Notwithstanding any provision of this Award Agreement to the contrary, this Award Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the Company. This Award Agreement shall be subject to all interpretations, amendments, rules, and regulations promulgated by the Committee from time to time. Notwithstanding any provision of this Award Agreement to the contrary, in the event of any discrepancy between the corporate records of the Company and this Award Agreement, the corporate records of the Company shall control.
Section 12.Not an Employment Contract. Neither the Award nor this Award Agreement shall confer on the Participant any rights with respect to continuance of employment or other service with the Company or a Subsidiary, nor shall they interfere in any way with any right the Company or a Subsidiary may otherwise have to terminate or modify the terms of the Participant’s employment or other service at any time.

Section 13.Amendment.  Without limitation of Section 16 and Section 17 below, this Award Agreement may be amended in accordance with the provisions of the Plan, and may otherwise be amended in writing by the Participant and the Company without the consent of any other person.
Section 14.Governing Law. This Award Agreement, the Plan, and all actions taken in connection herewith and therewith shall be governed by and construed in accordance with the laws of the State of Washington, without reference to principles of conflict of laws, except as superseded by applicable federal law.
Section 15.Validity. If any provision of this Award Agreement is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Award Agreement shall be construed and enforced as if such illegal or invalid provision had never been included herein.
Section 16.Section 409A Amendment. The Award is intended to be exempt from Code Section 409A and this Award Agreement shall be administered and interpreted in accordance with such intent. The Committee reserves the right (including the right to delegate such right) to unilaterally amend this Award Agreement without the consent of the Participant in order to maintain an exclusion from the application of, or to maintain compliance with, Code Section 409A; and the Participant hereby acknowledges and consents to such rights of the Committee.
Section 17.Clawback. The Award and any amount or benefit received under the Plan shall be subject to potential cancellation, recoupment, rescission, payback, or other action in accordance with the terms of any applicable Company or Subsidiary clawback policy (the “Policy”) or any applicable law, as may be in effect from time to time. The Participant hereby acknowledges and consents to the Company’s or a Subsidiary’s application, implementation, and enforcement of (a) the Policy and any similar policy established by the Company or a Subsidiary that may apply to the Participant, whether adopted prior to or following the date of this Award Agreement and (b) any provision of applicable law relating to cancellation, rescission, payback, or recoupment of compensation, and agrees that the Company or a Subsidiary may take such actions as may be necessary to effectuate the Policy, any similar policy, and applicable law, without further consideration or action.

IN WITNESS WHEREOF, the Company has caused this Award Agreement to be executed in its name and on its behalf, and the Participant acknowledges understanding and acceptance of, and agrees to, the terms of the Plan and this Award Agreement, all as of the Grant Date.
    Heritage Financial Corporation
    By:
    Print Name:
    Title:
    Participant

    Print Name:

Exhibit A
Performance-Based Restricted Stock Unit
Performance Metrics
Performance Criteria and Vesting Percentages

Performance Metric	Weighting	Minimum	Target	Maximum
3-year Total Shareholder Return (TSR) (1)	50th	25th percentile	50th percentile	75th percentile
Return on Average Tangible Common Equity (ROATCE) (2)	50th	25th percentile	50th percentile	75th percentile

(1) Relative basis against the defined group of peer companies1 over the period from [___] through [___] (calculated assuming that dividends during the period are reinvested in company shares on the date paid). Payout for the Total Shareholder Return performance measure shall not exceed 100% of Target if Heritage’s absolute total shareholder return is negative over the performance period, regardless of Heritage’s relative performance ranking.
(2) Relative basis against the defined group of peer companies using the average of the Company’s and peers’ metrics for the [___] years between [___] and [___], with each year calculated separately.
The Company reserves the right to adjust the above minimum, target, and maximum performance metric thresholds for each performance metric upon any change in international, federal, state, local, or other tax law or such accounting rules in use by the Company, in each case, on or following the Grant Date, that affects the calculation of such performance metric.
[The Company also reserves the right to adjust the above minimum, target, and maximum performance metric thresholds for each performance metric upon the occurrence of [____________] on or following the Grant Date.] 2

RSU Award Opportunities (as % of Target RSU Award)

	TSR (50%)	ROATCE (50%)
Minimum	0%	0%
Target	100%	100%
Maximum	150%	150%
1 [To conform to peer group provided to Compensation Committee at time of grant] For the purposes of this award agreement, the defined group of peer companies will be all publicly traded U.S. commercial banks with total assets between 50% and 200% of the Company’s total assets of [___] billion as of [___]. We are estimating that this peer group will be a total of [___] companies with [___] larger than the Company and [___] smaller than the Company. Those companies not in existence at the end of the [___]-year performance period will be removed from the list of peer companies used to compare the Company’s performance.

2 Note to Heritage: To avoid potential adverse accounting consequences if such a change is made, when entering into award agreements with participants, consider including this statement. This statement does not need to be included in the publicly filed version of this form award agreement. Alternatively, this statement can be omitted in any award agreement, and if any changes are proposed the accounting consequences will just need to be considered in conjunction with the cost/benefit analysis of such changes.